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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


05 March 2003


                         MERGER OF JUPITERS AND TABCORP
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Jupiters Limited ("Jupiters") and TABCORP Holdings Limited ("TABCORP") today announced a proposal to merge and have agreed an exclusivity period to negotiate a Merger Implementation Agreement and to undertake reciprocal due diligence.

The merger will be subject to the approval of the Treasurer of Queensland.

MERGER TERMS

The Board of Jupiters is pleased to recommend the proposed merger on the following agreed terms.

Jupiters' ordinary shareholders will receive on average from TABCORP:

-    24 TABCORP shares; and
-    $285.00 cash

     for every 100 Jupiters' ordinary shares they own.

Jupiters' ordinary shareholders will receive from Jupiters:

-    A proportion of Centrebet sale proceeds (described below); and
- A fully franked special dividend of $0.75 cash per Jupiters' ordinary share.

     The special dividend will have attached franking credits of approximately $0.32 per Jupiters' ordinary share but will be subject to receiving a satisfactory tax ruling.


The merger proposal for ordinary shareholders implies a value of $6.06 (based on the volume weighted average price of TABCORP shares traded on the Australian Stock Exchange in the three months to the date of this announcement ($10.26)). In addition, Jupiters' ordinary shareholders will receive the value of the franking credits and the value of their proportion of the Centrebet sale proceeds described below.

Holders of Jupiters' reset preference shares will be offered:

-    $105.26 cash for each preference share, plus accrued dividends.


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CENTREBET

Jupiters will undertake a trade sale, IPO or demerger of the Centrebet business. As Centrebet does not fit with TABCORP's international growth priorities and strategic direction, both parties have agreed that value for Jupiters' ordinary shareholders can be maximised by divesting the Centrebet business prior to the merger. Accordingly, Jupiters' ordinary shareholders will share in the value realised from the divestment of Centrebet on a pro-rata basis. The merger of Jupiters and TABCORP is not conditional on the divestment of Centrebet.

SHARE / CASH MIX VARIATION

A mechanism will be provided for Jupiters' ordinary shareholders to apply to receive a different proportion of TABCORP shares or cash (excluding the special dividend) in their consideration, subject to a maximum cash pool of approximately $574 million and a maximum share pool of approximately 48.4 million shares. Both pools are subject to adjustment as a result of conversions of Jupiters' reset preference shares.

BENEFITS TO JUPITERS' SHAREHOLDERS

Mr Lawrence Willett, Chairman of Jupiters, said "TABCORP's offer provides Jupiters' shareholders with fair consideration for their shares in Jupiters. It allows shareholders to realise approximately 60% of their holdings in cash, while the share consideration will allow them to participate in an enlarged and more diversified gaming company."

"To the extent that Jupiters' shareholders receive TABCORP ordinary shares or choose to reinvest gross cash consideration into TABCORP ordinary shares, they are expected to benefit from a substantial uplift in annual dividends. Based on annual dividends (annualised using the last interim dividends declared) of 22 cents per Jupiters' ordinary share and 66 cents per TABCORP ordinary share, a Jupiters' ordinary shareholder who reinvests the gross cash proceeds from the merger (excluding any proceeds from Centrebet) would receive an increase in annual dividends of approximately 80% per Jupiters' ordinary share."

BENEFITS TO TABCORP'S SHAREHOLDERS

Commenting on the merger, Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said " I am pleased we have been able to agree on merger terms with Jupiters that will further enhance TABCORP's position as Australia's pre-eminent gambling and entertainment company".

"Importantly, the merger is expected to be earnings per share accretive (pre goodwill amortisation) in the first full year from the date of the merger and TABCORP's strong track record of increasing dividends on an annual basis is expected to be enhanced. In the medium term, we believe that significant value can be created for TABCORP's shareholders arising from synergies within the merged entity, increased scale and business diversity and enhanced financial strength."


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BENEFITS TO QUEENSLAND

Mr Slatter also said "We are excited by the opportunity to substantially expand our operations into Queensland. Queensland's underlying economic growth prospects, particularly in the Gold Coast to Brisbane corridor, are outstanding. We look forward to combining our core casino and gaming skills with those of Jupiters to further enhance the appeal of these operations for customers and for the benefit of all stakeholders and Queensland generally. I am pleased to welcome approximately 5,000 Queensland employees of Jupiters to the enlarged TABCORP group".

"Upon completion of the merger, the merged entity's casino management group will be based on the Gold Coast. There is no doubt that Conrad Jupiters is an icon of the Gold Coast and we will promote the casino and the soon to be completed convention centre throughout Australia and internationally to further enhance tourism to the Gold Coast and Queensland generally".

THE MERGED ENTITY

The merged entity is expected to have annual earnings before interest, tax, depreciation and amortisation of more than $700 million, and combined with an investment grade credit rating, will be well positioned to pursue growth opportunities in other parts of Queensland, Australia and abroad.

The merged entity would operate Australia's leading gambling and entertainment businesses. This would include operating approximately 18,000 gaming machines and Keno operations on the east coast of Australia; four casino and hotel facilities - Star City, Conrad Jupiters, Conrad Treasury and Jupiters Townsville and off course wagering and sportsbetting operations in Victoria - the home of Australian racing.

Mr Michael Robinson, TABCORP's Chairman, said "Upon completion of the merger, we look forward to offering two Board seats to current members of the Jupiters' Board and are delighted that Mr Lawrence Willett AO, Chairman of Jupiters, and Mr John Story have agreed to join the TABCORP Board. Both Mr Willett and Mr Story further enhance the TABCORP Board's experience and knowledge of the gaming and entertainment industry, particularly in Queensland, further strengthening the merged company".

MERGER IMPLEMENTATION AND CONDITIONS

It is proposed that the merger would be implemented by TABCORP acquiring all of Jupiters' ordinary shares and reset preference shares by way of schemes of arrangement. The scheme of arrangement in relation to the reset preference shares will be conditional on approval of the scheme of arrangement in relation to the ordinary shares but not vice versa.

The merger is also subject to satisfactory completion of reciprocal due diligence by Jupiters and TABCORP, execution and performance of a Merger Implementation Agreement, receipt of all regulatory approvals (including the approval of the Queensland Government) and approval of Jupiters' shareholders and the Court to the schemes of arrangement.

It is intended that merger documentation will be available by end of April 2003 and that the merger will be implemented by the end of July 2003.


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UBS Warburg is acting as financial adviser and Allens Arthur Robinson is acting as legal adviser to TABCORP.

Salomon Smith Barney is acting as financial adviser and Corrs Chambers Westgarth is acting as legal adviser to Jupiters.

For further information please contact:

AT TABCORP:                               AT JUPITERS:
Ms Tricia Wunsch                          Mr Rob Hines
General Manager Corporate Affairs         Chief Executive Officer and
TABCORP Holdings Limited                  Managing Director
Ph (03) 9868 2595                         Jupiters Limited
                                          Ph (07) 5584 8900

AT UBS WARBURG:                           AT SALOMON SMITH BARNEY:
Mr Peter Scott or Mr Tim Antonie          Mr Paul Binsted
UBS Warburg Australia Limited             Salomon Smith Barney
Ph (03) 9242 6367                         Ph (02) 8225 4663



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